Exhibit 99.1

TC ENERGY CORPORATION

C$1,000,000,000

EQUITY DISTRIBUTION AGREEMENT

December 7, 2020

TD Securities Inc.

900, 66 Wellington Street West

Toronto, ON M5K 1A2

TD Securities (USA) LLC

909 Fannin Street, Suite 1100

Houston, TX 77010

BMO Nesbitt Burns Inc.

100 King Street West, 3rd Floor Podium

Toronto, ON  M5X 1H3

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

Barclays Capital Canada Inc.

333 Bay Street, Suite 4910

Toronto, Ontario

M5H 2R2

Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

Scotia Capital Inc.

225 6th Avenue SW, Suite 1700

Calgary, AB T2P 1N2

Scotia Capital (USA) Inc.

250 Vesey Street

New York, NY 10281

Ladies and Gentlemen:

TC Energy Corporation, a company incorporated under the Canada Business Corporations Act (the “Corporation”), confirms its agreement (this “Agreement”) with TD Securities Inc. and TD Securities (USA) LLC (collectively, “TD”), BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. (collectively, “BMO”), Barclays Capital Canada Inc. and Barclays Capital Inc. (collectively, “Barclays”) and Scotia Capital Inc. and Scotia Capital (USA) Inc. (collectively, “Scotia” and, together with TD, BMO and Barclays, the “Agents”) to issue and sell common shares (the “Shares”) of the Corporation upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1

1.             Issuance and Sale of Shares. The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares of the Corporation having an aggregate sales price of up to $1.0 billion (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus (as defined below) and the effective Registration Statement (as defined below) filed by the Corporation.

When determining the aggregate value of the Placement Shares (as defined below) sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the Canadian dollar equivalent of any Placement Shares sold in consideration for United States dollars.

2.            Placements.

(a)	Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to this Agreement (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined herein), whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, and any minimum price below which sales may not be made. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Corporation suspends the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 13. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a continuing Placement Notice to another Agent, unless the Corporation has suspended the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(i)	Placement Fee. The amount of compensation to be paid by the Corporation to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 2% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

(ii)	No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

2

(b)	Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed $1.0 billion.

3.            Sale of Placement Shares by the Agents. Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents severally and not jointly covenant and the Corporation acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States federal securities laws, including, the Securities Act, the Exchange Act, all applicable Canadian Securities Laws (as defined below), and, if applicable, the rules of the NYSE and the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will severally and not jointly provide written confirmation to the Corporation no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the Corporation to the Agents with respect to such sales, and the Net Proceeds (as defined below) payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by applicable law, including, without limitation, sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace. Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering of the Placement Securities in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith), in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102), enter into any transaction that is intended to stabilize or maintain the market price of the Placement Shares or the Shares, including selling an aggregate number or principal amount of Placement Shares that would result in creating an over-allocation position in the Shares.

3

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.            Suspension of Sales.

(a)	The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time by notice given in accordance with Section 14.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time by notice given in accordance with Section 14.

5.            Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction of the Placement Fee for such sales payable by the Corporation to the applicable Agent pursuant to Section 2(a)(i) hereof.

(b)	Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS Clearing and Depository Services Inc. though its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any Placement Fee to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 herein, the Corporation shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the NYSE or the TSX; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by an Agent to comply with its obligations under the terms of this Agreement.

4

6.            Registration Statement and Prospectuses. The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions: (a) the Canadian Preliminary Base Prospectus and (b) the Canadian Final Base Prospectus, in respect of an aggregate of up to C$1,000,000,000 in Shares of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Alberta Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Prospectus Review Procedures”) in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued, on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Final Base Prospectus (the “Final Receipt”). The term “Canadian Base Prospectus” means the Canadian Final Base Prospectus relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a “designated news release” for the purposes of the Canadian Prospectus in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR in compliance with Section 5.5 of the Companion Policy to NI 44-102. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-250988) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

5

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7.            Representations and Warranties of the Corporation. The Corporation represents and warrants to, and agrees with, the Agents that:

(a)	Registration Statement and Prospectuses. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective.

6

(b)	At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Final Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Final Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Placement Shares, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(c)	No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 11(a) hereof.

7

(d)	Incorporation and good standing of Corporation. The Corporation has been duly incorporated and is validly existing under the laws of Canada and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package and to own and lease its properties and assets as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package.

(e)	Incorporation and good standing of subsidiaries. Each of the Corporation’s subsidiaries has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Disclosure Package.

(f)	Compliance with applicable laws. Each of the Corporation and the Corporation’s subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), and all such licenses, registrations or qualifications which are material to the Corporation and its subsidiaries (taken as a whole) are valid and existing in good standing.

(g)	No defaults. None of the Corporation or its subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or its subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which default would have a material adverse effect on the Corporation and its subsidiaries (taken as a whole).

(h)	Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Blake, Cassels & Graydon LLP referred to in Section 8(o) hereof.

(i)	No consents required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(j)	Due authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

8

(k)	No material adverse change. Except as has been or will be disclosed in or contemplated by the Registration Statement, Prospectuses, Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, subsequent to December 31, 2019, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole).

(l)	Financial Information. The audited comparative consolidated financial statements of the Corporation, including the auditors’ report and notes in respect thereof, incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Registration Statement, the Prospectuses, the Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses will fairly present, on the basis stated therein, the information included therein.

(m)	Legal Proceedings. Except as will be disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses, there is no action, suit or proceeding (whether or not purportedly by, or on behalf of, the Corporation or the Corporation’s subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation and its subsidiaries (taken as a whole) (financial or otherwise).

(n)	No violation. The Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Placement Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any material term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation.

(o)	Capitalization. The Corporation is authorized to issue an unlimited number of Shares, an unlimited number of first preferred shares in the capital of the Corporation, issuable in series, and an unlimited number of second preferred shares in the capital of the Corporation, issuable in series.

(p)	The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(q)	No preemptive rights. Except as provided for herein and under the Corporation’s stock option plan, dividend reinvestment and share purchase plan, shareholder rights plan, executive share unit plan, share unit plan for non-employee directors (1998) and 401(k) plans, no person has any agreement, option, right or privilege (whether preemptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares.

9

(r)	No orders. No Canadian Qualifying Authority or similar regulatory authority, the TSX, the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the Exchange Act, the Securities Act or the Rules and Regulations.

(s)	Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and the Placement Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and the NYSE, as applicable, with respect thereto.

(t)	Canadian reporting issuer. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists.

(u)	Transfer agent and registrar. Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(v)	Investment Company Act. The Corporation is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(w)	Independent accountants. KPMG LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Registration Statement, the Prospectuses, the Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectuses, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the Securities Act and the Rules and Regulations.

(x)	No stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(y)	No franchise, contract or other document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses or the Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Registration Statement, the Prospectuses and the Disclosure Package under the heading “Certain Income Tax Considerations” and “Enforceability of Civil Liabilities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings.

10

(z)	Compliance with environmental laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws, (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

(aa)	Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(bb)	No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of the Applicable Time, did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by and through the Agents for use therein.

(cc)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(dd)	Issuance of Press Release. The Corporation has, concurrently with the execution of this Agreement, issued and filed a news release that: (i) states that the Corporation has entered into this Agreement and filed the Canadian Base Prospectus and the Registration Statement and (ii) specifies where and how a purchaser of Placement Shares hereunder may obtain a copy of this Agreement, the Canadian Base Prospectus and the Registration Statement.

11

8.            Covenants of the Corporation. The Corporation covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

12

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Corporation will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)	Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

13

(f)	Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g)	Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation and its subsidiaries, taken as a whole, or the Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters: (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under Canadian Securities Laws or U.S. securities laws, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)	Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material adverse respect any opinion, certificate or letter provided to the Agents pursuant to this Agreement.

(k)	Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(l)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

14

(m)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual financial statements / annual report on Form 40-F and management's discussion and analysis filed by the Corporation after the date hereof and prior to the termination of this Agreement, the Corporation shall set forth with regard to such quarter or year, as applicable: (i) the number and average price of Placement Shares sold through the Agents under this Agreement, (ii) the aggregate gross and Net Proceeds received by the Corporation and (iii) the aggregate compensation paid or payable by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement during such annual or interim period, as applicable. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)

Representation Dates; Certificate. During the term of this Agreement, each time the Corporation: (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section  8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter or year, as applicable, shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)	Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents, (A) the written opinion and a negative assurance letter, to the extent applicable, of (i) Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation, such opinion letter to be substantially similar to the form attached hereto as Exhibit B, (ii) Mayer Brown LLP, United States counsel for the Corporation, such opinion and negative assurance letter to be substantially similar to the form attached hereto as Exhibit C, and (iii) the Corporation’s in-house counsel, such opinion to be substantially similar to the form attached hereto as Exhibit D, in each case, modified as necessary to relate to the Registration Statement and the Prospectuses as then amended or supplemented; (B) a legal opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, to the effect that the French language version of the Canadian Prospectus, together with each document incorporated for reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof; and (C) an opinion of the Corporation’s auditors to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Prospectus, is a complete and proper translation of the English version thereof, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

15

(p)	Comfort Letter. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, (x) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two (2) Business Days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Securities Act and the related regulations and with the applicable accounting requirements of the Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)	Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder

(s)	No Offer to Sell. Other than a “free writing prospectus” (as defined in Rule 405 under the Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Shares hereunder.

(t)	Consent to the Agents’ Trading. To the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE and under this Agreement, the Corporation consents to the Agents trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

16

(u)	Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

9.            Additional Representations and Covenants of the Corporation.

(a)	Issuer Free Writing Prospectuses.

(i)	The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii)	The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii)	The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

17

(c)	Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a) (i) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10.           Conditions to the Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

18

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a material adverse effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)	Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received (i) the opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, and (ii) the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(g)	Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 8(p) on or before the date on which such delivery of such letter is required pursuant to Section 8(p).

(h)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)	Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

19

(j)	Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

11.          Indemnification and Contribution.

(a)	The Corporation shall indemnify and hold harmless each of the Agents and the Agents’ directors, officers, shareholders, agents and employees and each person who controls any Agent within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Placement Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of: (a) any information or statement (except any information or statement relating solely to the Agents or any of them) in the Canadian Prospectus or any amendment thereto, any U.S. Prospectus or any amendment thereto, or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (b) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, any U.S. Prospectus or any amendment thereto, or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (c) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Public Record (as defined below), preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States; or (d) the Corporation not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein. “Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after December 31, 2019, in compliance, or intended compliance, with applicable Canadian Securities Laws.

20

Each Agent agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Agents that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein contained in the Prospectuses (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Corporation acknowledges that the names of the Agents set forth on the cover and under the heading “Relationship between the Corporation and Certain of the Agents” constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus.

(b)	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11(a) hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii)	if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 11(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of Placement Shares received by the Corporation is to the Placement Fee received by the Agents. The relative fault of the Corporation on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 11(a) hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 11(a) hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 11(b) were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 11(b).

Notwithstanding the provisions of this Section 11(b), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

21

(c)	If any matter or thing contemplated by this Section 11 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Agents of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Section 11 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject to this Section 11(c), be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute each of the Agents as trustees, for the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent of the covenants of the Corporation under Sections 11(a) and 11(b) hereof with respect to the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent, and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Agents shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Agents, the Corporation agrees to pay the Agent the reasonable costs (including an amount to reimburse the Agent for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(d)	The rights provided in this Section 11 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

22

12.          Representations and Agreements to Survive Delivery. All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.          Termination.

(a)	The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(b)	Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)

Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) January 2, 2023 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18 and Section 19 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

23

14.          Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

TD Securities Inc.

900, 66 Wellington Street West

Toronto, ON M5K 1A2

Attention:	Harold R. Holloway
Email:	[REDACTED]

-and-

TD Securities (USA) LLC

909 Fannin Street, Suite 1100

Houston, TX 77010

Attention:	Rob Pierce
Email:	[REDACTED]

-and-

BMO Nesbitt Burns Inc.

100 King Street West, 3rd Floor Podium

Toronto, ON  M5X 1H3

Attention:	John Manning
Email:	[REDACTED]

-and-

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

Attention:	Eileen Connors
Email:	[REDACTED]
Phone:	[REDACTED]

-and-

Barclays Capital Canada Inc.

333 Bay Street, Suite 4910

Toronto, ON M5H 2R2

Attention:	Erik Charbonneau
Email:	[REDACTED]

-and-

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Attention:	Syndicate Registration
Facsimile No.:	[REDACTED]

-and-

24

Scotia Capital Inc.

225 6th Avenue SW, Suite 1700

Calgary, AB T2P 1N2

Attention:	David Baboneau
Email:	[REDACTED]

-and-

Scotia Capital (USA) Inc.

250 Vesey Street

New York, NY 10281

Attention:	Equity Capital Markets
Email:	[REDACTED]

With a copy to:

Norton Rose Fulbright Canada LLP

Suite 3700, 400 – 3rd Avenue SW

Calgary, Alberta T2P 4H2

Attention:	Kirsty Sklar
Email:	[REDACTED]

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

P.O. Box 226

Toronto, ON M5K 1J3

Attention:	Christopher Cummings
Email:	[REDACTED]

or if sent to the Corporation, shall be delivered to:

TC Energy Corporation

450 – 1 Street SW

Calgary, AB T2P 5H1

Attention:	Christine R. Johnston, Vice-President, Law and Corporate Secretary
Email:	[REDACTED]

25

With a copy to:

Blake, Cassels & Graydon LLP

855 – 2nd Street SW

Calgary, Alberta T2P 4J8

Attention:	Jeff Bakker
Email:	[REDACTED]

-and-

Mayer Brown LLP

3000 El Camino Real # 2-300,

Palo Alto, CA 94306

Attention:	Jennifer Carlson
Email:	[REDACTED]

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., mountain time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

15.          Consent to Jurisdiction. By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed TransCanada PipeLine USA Ltd. (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Purchased Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Purchased Shares shall be outstanding.

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

26

17.          Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.          Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.          Applicable Law. This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

20.          Waiver of Jury Trial. The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.          Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of the Corporation.

22.          Judgment Currency.  The Corporation agrees to indemnify each U.S. Agent, its directors, officers, affiliates and each person, if any, who controls such U.S. Agent within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act, against any loss incurred by such U.S. Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.          Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the U.S. Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the U.S. Agents to properly identify their respective clients.

27

24.          Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 24:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

25.          Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Agent for Service” has the meaning given thereto in Section 15 hereof;

(b)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(c)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(d)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(e)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(f)	“Business Day” means any day on which the NYSE and TSX are open for business;

28

(g)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(h)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(i)	“Canadian Final Base Prospectus” means the final short form base shelf prospectus (in both the English and French languages) of the Corporation dated December 2, 2020;

(j)	“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus (in both the English and French languages) of the Corporation dated November 25, 2020;

(k)	“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(l)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(m)	“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(n)	“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(o)	“Canadian Securities Laws” means securities acts or similar statutes of the Canadian Qualifying Jurisdictions and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

(p)	“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(q)	“Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(r)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(s)	“Disclosure Package” has the meaning given thereto in Section 7(c) hereof;

(t)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(u)	“Environmental Laws” means any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

(v)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(w)	“Final Receipt” has the meaning given thereto in Section 6 hereof;

(x)	“Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 11(a) hereof;

(y)	“Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(z)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

29

(aa)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(bb)	“NI 21-101” means National Instrument 21-101 – Market Operation;

(cc)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(dd)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(ee)	“NYSE” means the New York Stock Exchange;

(ff)	“Offering” has the meaning given thereto in Section 1 hereof;

(gg)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(hh)	“Placement Fee” has the meaning given thereto in Section 2(a)(i) hereof;

(ii)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(jj)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(kk)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(ll)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(mm)	“Public Record” has the meaning given thereto in Section 11(a) hereof;

(nn)	“Registration Statement” has the meaning given thereto in Section 6 hereof;

(oo)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(pp)	“Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(qq)	“Rule 433” means Rule 433 under the Securities Act;

(rr)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(ss)	“SEC” means the United States Securities and Exchange Commission;

(tt)	“Securities Act” means the United Stated Securities Act of 1933, as amended;

(uu)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(vv)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(ww)	“Shares” has the meaning given thereto in the first paragraph hereof;

(xx)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(yy)	“Trading Day” means any day on which either the NYSE or the TSX are open for trading;

(zz)	“TSX” means the Toronto Stock Exchange;

(aaa)	“United States Marketplace” has the meaning given thereto in Section 3 hereof;

30

(bbb)	“U.S. Agents” means TD Securities (USA) LLC, BMO Capital Markets Corp., Barclays Capital Inc. and Scotia Capital (USA) Inc.;

(ccc)	“U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(ddd)	“U.S. Prospectus” has the meaning given thereto in Section 6 hereof; and

(eee)	“U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof.

26.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

TC ENERGY CORPORATION

Per:	/s/ Joel Hunter
Name: Joel Hunter
Title: Senior Vice-President, Capital Markets

Per:	/s/ Christine R. Johnston
Name: Christine R. Johnston
Title: Vice-President, Law and Corporate Secretary

ACCEPTED as of the date first-above written:

TD SECURITIES INC.

Per:	/s/ Harold R. Holloway
Name: Harold R. Holloway
Title: Managing Director

TD SECURITIES (USA) LLC

Per:	/s/ Robert Pierce
Name: Robert Pierce
Title: Managing Director

31

bmo nesbitt burns inc.

Per:	/s/ John Manning
Name: John Manning
Title: Managing Director, Equity Capital Markets

bmo capital markets corp.

Per:	/s/ Eric Benedict
Name: Eric Benedict
Title: Co-Head of Global Equity Capital Markets

BARCLAYS CAPITAL CANADA INC.

Per:	/s/ Erik Charbonneau
Name: Erik Charbonneau
Title: Managing Director

BARCLAYS CAPITAL INC.

Per:	/s/ Melissa Mariaschin
Name: Melissa Mariaschin
Title: Managing Director

SCOTIA CAPITAL INC.

Per:	/s/ David Baboneau
Name: David Baboneau
Title: Managing Director - Global Investment Banking - Energy

SCOTIA CAPITAL (USA) INC.

Per:	/s/ John Cronin
Name: John Cronin
Title: Managing Director & Head - US Equity Capital Markets

32

SCHEDULE 1

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Donald R. Marchand Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Joel E. Hunter Senior Vice-President, Capital Markets	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
R. Ian Hendy Vice-President and Treasurer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Nancy A. Johnson, Vice-President, Risk Management	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of TD are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Paul Dotson, Managing Director, Institutional Equities	[REDACTED]	Office: [REDACTED]
George Stratis, Managing Director, Institutional Equities	[REDACTED]	Office: [REDACTED]

The Authorized Representatives of BMO are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
James Ehrensperger	[REDACTED]	Cell: [REDACTED]
John Manning	[REDACTED]	Cell: [REDACTED]
Aaron Engen	[REDACTED]	Cell: [REDACTED]
Tim Lisevich	[REDACTED]	Cell: [REDACTED]

The Authorized Representatives of Barclays are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Erik Charbonneau, Managing Director	[REDACTED]	Office: [REDACTED]
Melissa Mariaschin, Managing Director	[REDACTED]	Office: [REDACTED]

33

The Authorized Representatives of Scotia are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Geoffrey Darling, Managing Director, Global Equity Trading (Toronto)	[REDACTED]	Phone: [REDACTED]
Paul Dhaliwal, Associate Director, US Equity Execution (New York	[REDACTED]	Phone: [REDACTED]

34

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of senior officer], the [title of senior officer] of TC Energy Corporation (the “Corporation”), a company incorporated under the Canada Business Corporations Act, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Equity Distribution Agreement dated December 7, 2020 (the “Distribution Agreement”) among the Corporation, TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Barclays Capital Canada Inc., Barclays Capital Inc., Scotia Capital Inc. and Scotia Capital (USA) Inc., without personal liability, that, to the best of my knowledge that:

(i)           Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)           The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	By:
Name:
Title:

35

EXHIBIT B

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1	The Corporation is a corporation incorporated and existing under the laws of Canada and has the corporate power to conduct its business as described in the Canadian Prospectus.

2	Each of TransCanada PipeLines Limited, TransCanada Energy Investments Ltd., NOVA Gas Transmission Ltd. and Old Songbird Investment ULC (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) is a corporation incorporated and existing under the jurisdiction of its incorporation and has the corporate power to conduct its business as described in the Canadian Prospectus.

3	The Corporation has the corporate power and capacity to execute and file the Canadian Prospectus and all necessary corporate action has been taken by the Corporation to authorize the execution and filing thereof in each of the Canadian Qualifying Jurisdictions in accordance with Canadian Securities Laws and the Canadian Prospectus has been authorized and executed.

4	The Corporation has the corporate power to enter into and deliver this Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and this Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta or the federal laws of Canada applicable therein (the “Applicable Law”), delivered by the Corporation, and such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under Applicable Law.

5	The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under this Agreement will not contravene any provisions of (i) the articles of incorporation, as amended, or by-laws of the Corporation, (ii) Applicable Law applicable to the Offering, excluding the Corporation’s and any of its subsidiaries’ specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of the Corporation or the Canadian Subsidiaries, or, (iv) to the knowledge of such counsel, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Corporation or the Canadian Subsidiaries except in the case of (ii), (iii) or (iv) above, such contraventions that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

6	The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series.

7	The attributes and characteristics of the Shares conform in all material respects with the descriptions thereof in the Canadian Prospectus, and the form of definitive certificates representing the Shares, has been approved and adopted by the Corporation and complies with all requirements of the TSX and Applicable Law relating thereto.

8	Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Shares.

9	Up to 17,672,310 Placement Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement at the Settlement Date, once the Corporation has received delivery of payment of the purchase price therefor, the Placement Shares will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Corporation.

36

10	No consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Corporation of this Agreement or the consummation by the Corporation of the transactions contemplated therein, except such as may have been made or obtained.

11	The Placement Shares are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of up to 17,672,310 Placement Shares, subject to the Corporation fulfilling all of the requirements of such exchange.

12	All the laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communication as to which we express no opinion) will have been complied with in connection with the purchase of Placement Shares by purchasers in such province if such purchasers receive all documents which constitute the contract of sale, including forms of order and confirmation, in the French language only or in the French and English languages at the same time, provided that such documents may be delivered in the English language only, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested in writing that they be provided in the English language only.

13	The Canadian Final Base Prospectus, at the time the Final Receipt was issued therefor, (other than the financial statements, financial schedules and other financial or accounting data included in the Canadian Final Base Prospectus, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of Canadian Securities Laws.

14	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Canadian Securities Laws to qualify the distribution of the Placement Shares to the public in each of the Canadian Qualifying Jurisdictions through registrants duly registered under the Canadian Securities Laws who have complied with the relevant provisions of such laws.

15	The statements in the Canadian Prospectus under the captions “Certain Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” with respect to Canadian federal income tax and “Enforceability of Civil Liabilities” (to the extent they relate to matters of Alberta law or to documents governed by Alberta law) fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto.

16	Subject to the specific limitations and qualifications stated or referred to therein and applicable thereto, the Placement Shares are qualified investments as of the date hereof for certain tax-deferred plans as set forth under the caption “Eligibility for Investment” in the Canadian Prospectus.

17	No withholding tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be payable in respect of any commission or fee to be paid by the Corporation pursuant to this Agreement to an Agent that is not resident in Canada for purposes of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Agent wholly outside of Canada that are performed in the ordinary course of business carried on by the Agent that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

37

18	The courts in the Province of Alberta would recognize the appointment by the Corporation of TransCanada PipeLine USA Ltd. as its agent for service of process in the United States of America under this Agreement.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, provincial, territorial, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, (B) state that the opinions above are limited to the laws of the Province of Alberta and the federal laws of Canada therein except with respect to paragraph 14 which will also apply to the laws of the Provinces of British Columbia, Ontario and Québec, (C) rely solely upon the opinion of Mayer Brown LLP to be delivered pursuant to Section 8(o) of this Agreement with respect to all matters relating to the laws of the United States and the State of New York and (D) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

38

SCHEDULE A TO EXHIBIT B

A.          Trust Indentures Governing NOVA Gas Transmission Ltd. Public Debt and Credit Facilities

1	1988 Trust Indenture with The Royal Trust Company, as amended or supplemented.

2	1993 Trust Indenture with R-M Trust Company (now CIBC Mellon Trust Company), as amended or supplemented.

B.          Trust Indentures Governing TransCanada PipeLines Limited Public Debt and Credit Facilities

1	Trust Indenture made as of the 15th day of June, 1970 between TransCanada PipeLines Limited and Crown Trust Company, as amended or supplemented.

2	Trust Indenture made as of the 3rd of May, 1993 between TransCanada PipeLines Limited and the R-M Trust Company, as amended or supplemented.

3	Trust Indenture, dated as of December 15, 2004, between TransCanada PipeLines Limited and CIBC Mellon Trust Company, as trustee, as amended or supplemented.

4	Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, as amended or supplemented.

5	Amended and Restated Credit Agreement among TransCanada PipeLines Limited and the financial institutions signatories thereto dated December 14, 2018, as amended.

39

EXHIBIT C

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION’S UNITED STATES COUNSEL

1	Each of TransCanada PipeLine USA Ltd., TransCanada Keystone Pipeline, LP and Columbia Gas Transmission, LLC is a corporation, a limited liability company or a limited partnership, as the case may be, in good standing under the laws of the respective jurisdiction of its incorporation or organization.

2	Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of Alberta and other requirements of Canadian law, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and accounting information contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

3	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion), is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Placement Shares or the performance by the Corporation of its obligations under this Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement.

4	The Placement Shares, when issued and delivered, will conform in all material respects to the description thereof contained in each of the U.S. Prospectus and the Disclosure Package.

5	The Corporation is not and, after giving effect to the offering and the sale of the Placement Shares and the application of their proceeds as described in each of the U.S. Prospectus and the Disclosure Package, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

6	The statements in each of the U.S. Prospectus and the Disclosure Package under the heading “Certain Income Tax Considerations – Certain United States Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.

7	Neither the execution and delivery of this Agreement, nor the issue and sale of the Placement Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or its subsidiaries pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, excluding the Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to the Corporation or its subsidiaries of any United States federal or New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or its subsidiaries or any of its or their properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

40

Such counsel will state that the Registration Statement has become effective under the Securities Act. Such counsel will further state that, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened.

Such counsel will state that they have participated in the preparation of the Registration Statement, the U.S. Prospectus and the Disclosure Package and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants for the Corporation, the Agents and representatives of the Agents at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed. Such counsel may state that the purpose of their professional engagement was not to establish or confirm factual matters set forth in the Registration Statement or the U.S. Prospectus, and such counsel may state that they have not undertaken to verify independently any of such factual matters and are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus (other than as explicitly stated in paragraph 7 above). Moreover, such counsel may state that many of the determinations required to be made in the preparation of the Registration Statement and the U.S. Prospectus involve matters of a non-legal nature.

Subject to the foregoing, no facts have come to such counsel’s attention that caused them to believe that (a) the Registration Statement, at its effective date[ and at the applicable Representation Date], contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Prospectus [or any amendment or supplement thereto], as of its date[, at the time any amended or supplemented prospectus was issued] or as of the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading [or (c) the Disclosure Package at the applicable Representation Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading]. In each case, counsel need not express any belief as to (i) the financial statements, financial statement schedules and other financial and accounting information or data included or incorporated by reference in or omitted from the Registration Statement, the U.S. Prospectus and the Disclosure Package, (ii) or discussions of the regulation of the Corporation's business under the federal and provincial laws of Canada in documents filed with the Canadian Qualifying Authorities or filed with the SEC and incorporated by reference in the Registration Statement, the U.S. Prospectus and the Disclosure Package. In connection with the foregoing, such counsel may state that it is the understanding of the addressees of such opinion that such counsel does not act as United States regulatory counsel of the Corporation and does not hold itself out as an expert on the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services.

In rendering such opinion, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, (B) rely as to matters involving the application of laws of any jurisdiction other than the State of New York, the General Corporation Law, the Limited Liability Company Act and the Revised Uniform Limited Partnership Act of the State of Delaware or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Agents and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

41

SCHEDULE A TO EXHIBIT C

1.	Second Amended and Restated Debt Indenture, dated as of September 15, 2010, between TransCanada PipeLines Limited and The Bank of New York Mellon, as trustee, as amended or supplemented.

2.	Amended and Restated Subordinated Debt Indenture, dated as of November 30, 2000, between TransCanada PipeLines Limited and Computershare Trust Company, N.A. (as successor to The Bank of Nova Scotia Trust Company of New York), as trustee, as amended or supplemented.

3.	Indenture, dated as of May 22, 2015, by and among Columbia Pipeline Group, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, as amended or supplemented.

4.	Amended and Restated 364-Day Credit Agreement among TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd., TransCanada American Investments Ltd., Columbia Pipeline Group, Inc. and the financial institutions signatories thereto dated December 14, 2018, as amended.

5.	Three Year Credit Agreement among TransCanada PipeLines Limited, TransCanada PipeLine USA Ltd., TransCanada American Investments Ltd., Columbia Pipeline Group, Inc. and the financial institutions signatories thereto dated December 14, 2018, as amended.

42

EXHIBIT D

OPINION OF IN-HOUSE COUNSEL TO THE CORPORATION

1	No consent, approval or authorization or order or registration, qualification, recording or filing with the United States Federal Energy Regulatory Commission, the National Energy Board (Canada), or any other federal, state, provincial or local governmental body or agency in the United States or Canada responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services (excluding any federal, state, provincial or local governmental body or agency in the United States or Canada having jurisdiction over offers and sales of the Placement Shares under the securities laws of the United States or the applicable provinces and territories of Canada or the securities or Blue Sky laws of the various states, as to which such counsel need not express any opinion) is required for the performance by the Corporation of its obligations under this Agreement.

2	The statements in any relevant document filed with the Canadian Qualifying Authorities or filed with the SEC and specifically incorporated by reference into the Registration Statement, the Prospectuses or the Disclosure Package and, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to the regulation in the United States or Canada of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, referred to therein, fairly summarize in all material respects the matters referred to therein, as of the date of the above-listed documents;

3	On the basis of the information gained in the performance of such counsel’s duties to the Corporation and on review of the Registration Statement, the Prospectuses, the Disclosure Package and the documents incorporated by reference therein, including information obtained from officers and other representatives of the Corporation, no facts have come to such counsel’s attention that cause such counsel to believe that (a) the Registration Statement (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not make any statement), at the time the Registration Statement became effective, at the applicable Representation Date and on the date hereof, and on the effective date of any post-effective amendment to the Registration Statement which became effective prior to the date of such opinion, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Prospectuses, any amendment or supplement thereto or the Disclosure Package (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not make any statement), as of their respective issue dates and the date and time of delivery of such opinion, in the case of the Prospectuses, and in the case of the Disclosure Package, at the applicable Representation Date and as of the date and time of delivery of such opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Such counsel shall confirm that its requisite state and/or provincial legal qualifications are in good standing in the United States and/or Canada, as applicable. Such counsel may state that for the purposes of the foregoing opinions, it has reviewed this Agreement, the Registration Statement, the Prospectuses, the Disclosure Package and such other documents of the Corporation as such counsel deemed necessary or relevant. Such counsel may state that, in reviewing these documents, such counsel has assumed the genuineness of all signatures and the authenticity of all documents submitted to it as originals and the conformity to authentic or original documents of all documents submitted to such counsel as reproduction or conformed copies. In addition, such counsel may state that given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness, fairness or genuineness of the statements contained in the Registration Statement, the Prospectuses and the documents incorporated by reference therein.

43